Issuer Free Writing Prospectus dated September 8, 2016

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-211915

(Related to Preliminary Prospectus dated September 7, 2016)

REAL GOODS SOLAR, INC.

3,500 Units, Series A 12.5% Mandatorily Convertible Preferred Stock and Series H
Warrants to Purchase Common Stock

Summary:

Issuer: Real Goods Solar, Inc. (NASDAQ: RGSE)

Structure: Units consisting of Series A 12.5% Mandatorily Convertible Preferred Stock and Series H Warrants to Purchase Common Stock.

Deal Value: $3,500,000

Roth’s Role: Sole Manager

Units

•	Units, each consisting of:
o	one share of Series A 12.5% Mandatorily Convertible Preferred Stock with a stated value of $1,000 per share (“Preferred Stock”).
o	A five year Series H Warrant to purchase RGSE Class A common stock (“Common Stock”) – 100% Coverage.
•	The Preferred Stock will have a CUSIP and will be delivered electronically. Purchasers may request paper certificates following closing through their brokers. Delivery of paper certificates is expected to take between 4 and 10 business days following request.
•	Series H Warrants are immediately separable and will be physical delivery.

Preferred Stock

•	The Preferred Stock is convertible into shares of Common Stock.

Dividends

•	Cumulative dividends at the rate of 12.5% per annum, payable on the first business day of each month commencing on October 1, 2016 to holders of record on the 15th day of the preceding month and on each conversion date.
o	RGSE is currently not permitted to pay cash dividends. Dividends accrete to and increase the outstanding stated value of the Preferred Stock.
o	If the Preferred Stock remains outstanding after September 29, 2016, dividends will cease to accrue on such date if RGSE meets certain equity conditions during a specified time period.

Conversion Formula

•	$1,000 / Conversion Price.
•	Conversion price = lesser of:

o	$___ per share of Common Stock, referred to as the “Set Price;” OR
o	87.5% of the lowest volume weighted average trading price of the Common Stock during the five trading days ending on, and including the date of delivery of a notice of conversion.
•	The conversion price is subject to a reset and a floor of $___, as described herein.
o	Reset - On the earlier of (I) the redemption or repayment in full of RGSE’s convertible notes due April 1, 2019, and (II) the maturity date of such notes, the then Set Price shall be reduced, and only reduced, to the lower of: (A) the then Set Price; and (B) 100% of the volume weighted average price for the Common Stock as reported at the close of trading on the market reporting trade prices for the Common Stock on such date.
o	Floor - In no event shall the conversion price be less than $_____ (20% of the market price determined on the date the offering is declared effective by the Securities and Exchange Commission).

Mandatory Conversion

•	On September 29, 2016, if RGSE meets certain equity conditions, the Preferred Stock is subject to mandatory conversion into shares of Common Stock at a conversion price equal to the lesser of (i) the then- Set Price, or (ii) 75% of the lowest volume weighted average trading price of the Common Stock during the five trading days ending on, and including September 29, 2016, upon written demand from RGSE.

Voluntary Conversion

•	Each share of Preferred Stock is convertible at any time on or after the second trading day following the date of issuance, at the holder’s option into a number of shares of Common Stock equal to its then stated value divided by the conversion price.

Warrant

•	Each Series H Warrant can purchase ___ shares of Common Stock at an initial exercise price of $___ per share, subject to a potential future reset.

Exercise Price

•	The initial exercise price per share of Common Stock purchasable upon exercise of the Series H Warrants is $_____ per share of Common Stock.

Reset

•	If on the earlier of the date of (i) repayment in full of RGSE’ convertible notes due on April 1, 2019 and (ii) the maturity date of such notes, the exercise price exceeds 85% of the lowest volume weighted average price of the Common Stock during the five consecutive trading day period ending on, and including, such date, the exercise price will be reset to such lower price.

Exercisability

•	The Series H Warrants will be exercisable immediately after issuance and will expire five years following issuance.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 678-9147.

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